[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LockeBridge Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Waltham Street
(No. and Street)

Lexington	MA	02421
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Waxler (781) 676-2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
(Name – *if individual, state last, first, middle name*)

800 SOUTH STREET, SUITE 300	WALTHAM	MA	02453
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH
4/11

OATH OR AFFIRMATION

I, Scott Waxler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LockeBridge Partners, Inc., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

BRENDA VANDERSLUIS
NOTARY PUBLIC, State of Massachusetts
Commission Expires June 4, 2015
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Ruse 171-5

OATH OR AFFIRMATION

I, Scott Waxler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LockeBridge Partners, Inc., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Ruse 171-5

LOCKEBRIDGE PARTNERS, INC.

Financial Statements
and Supplementary Information

Year Ended December 31, 2011

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

LOCKEBRIDGE PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2011

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
LockeBridge Partners, Inc.

We have audited the accompanying statement of financial condition of LockeBridge Partners, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LockeBridge Partners, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules 1 and 2 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn, Litwin, Renza & Co., Ltd.

February 21, 2012

LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Assets	
Cash and cash equivalents	$ 34,712
Total Assets	**$ 34,712**
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses	$ 4,900
Total liabilities	**4,900**
Stockholder's Equity:	
Common stock	20
Additional paid-in capital	43,985
Accumulated deficit	(14,193)
Total stockholder's equity	**29,812**
Total Liabilities and Stockholder's Equity	**$ 34,712**

See accompanying notes to financial statements and independent auditors' report.

LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2011

Revenue	$	**140,000**
Expenses:		
Management fee, related party		115,000
Professional fees		12,950
Rent, related party		2,400
License and registration fees		2,395
Office expenses		192
		132,937
Net income	**$**	**7,063**

See accompanying notes to financial statements and independent auditors' report.

LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2011

	Common Stock		Additional		Total
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance at December 31, 2010	**2,000**	**$ 20**	**$ 43,985**	**$ (21,256)**	**$ 22,749**
Net income	-	-	-	7,063	7,063
Balance at December 31, 2011	**2,000**	**$ 20**	**$ 43,985**	**$ (14,193)**	**$ 29,812**

See accompanying notes to financial statements and independent auditors' report.

LOCKEBRIDGE PARTNERS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

Cash Flows from Operating Activities:		
Net income	$	7,063
Changes in operating liabilities:		
Accrued expenses		(1,617)
Net cash provided by operating activities		**5,446**
Net increase in cash and cash equivalents		**5,446**
Cash and Cash Equivalents, beginning of year		**29,266**
Cash and Cash Equivalents, end of year	**$**	**34,712**

See accompanying notes to financial statements and independent auditors' report.

LOCKEBRIDGE PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2011

1. Nature of Operations

LockeBridge Partners, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and brokering the sale of businesses as well as commercial real estate.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include cash held in a central registration depository account with the Financial Industry Regulatory Authority.

Revenue Recognition
The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms as defined. Accordingly, management recognizes revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, no taxes on income have been provided. The federal income tax returns of the Company for 2008, 2009 and 2010 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 21, 2012, which is the date these financial statements were available to be issued.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

4. Common Stock

At December 31, 2011, there were 2,000 shares of common stock, $.01 par value, of which 2,000 were issued and outstanding.

5. Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1 was $29,536 at December 31, 2011, which exceeded required net capital of $5,000 by $24,536 and did not differ from the unaudited calculation of net capital submitted with the Company's Form X-17A-5 Part II filing. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

6. Revenue Concentration

For the year ended December 31, 2011, one customer accounted for 100% of revenue.

7. Related Party Transactions

The Company is co-located with a sister entity, LockeBridge, LLC (the Sister). Under an agreement dated October 1, 2006, the Sister provides certain services to the Company for various administrative services and for use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2011, the Company paid $2,400 to its Sister to cover these expenses.

A management fee of $115,000 was paid to the Sister during 2011.

LOCKEBRIDGE PARTNERS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2011

Aggregate indebtedness:		
Accrued expenses	**$**	**4,900**
Net capital:		
Common stock	$	20
Additional paid-in capital		43,985
Accumulated deficit		(14,193)
		29,812
Adjustments to net capital:		
Central registration depository account		(271)
Deposit recorded in cash equivalents		(5)
Net capital, as defined	**$**	**29,536**
Net capital requirement	**$**	**5,000**
Net capital in excess of requirement	**$**	**24,536**
Ratio of aggregate indebtedness to net capital		**0.17 to 1**

No material differences existed between the Company's net capital above and the amount reported on the December 31, 2011 unaudited Form X-17A-5 Part II filings.

LOCKBRIDGE PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Year Ended December 31, 2011

LockeBridge Partners, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
LockeBridge Partners, Inc.

In planning and performing our audit of the financial statements of LockeBridge Partners, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe that a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

February 21, 2012